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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  ----------------
                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                         Commission File No: 000-26522
                          CUSIP Number: Not applicable

(Check One):  Form 10-K  Form 11-K  Form 20-F  Form 10-Q  Form N-SAR

                      For Period Ended: March 31, 2007
                                     -----------------

                  Transition Report on Form 10-K

                  Transition Report on Form 20-F

                  Transition Report on Form 11-K

                  Transition Report on Form 10-Q

                  Transition Report on Form N-SAR

                  For the Transition Period Ended:

         Read instruction sheet (on back page) before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Form 12b-25                                          3
                         PART I--REGISTRANT INFORMATION

Full name of registrant:
Boston Financial Tax Credit Fund VIII Limited Partnership

Former name if applicable:

Address of principal executive office (street and number):
c/o Municipal Mortgage & Equity, LLC, 101 Arch Street

City, state and zip code:  Boston, MA  02110


                         PART II--RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

         The registrant is in the process of resolving certain disclosures and will not have the information necessary to complete the reporting process within the deadline for filing the Form 10-K for the year ended March 31, 2007.

                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Melanie M. Lundquist, (443) 263-2900.
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                     Yes No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                     Yes No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         The registrant expects to report net income of approximately $223,000 for the year ended March 31, 2007 and reported a net loss of approximately $1,182,000 for the year ended March 31, 2006. The change in the results of operations was primarily attributable to lower equity in losses from investments in Local Limited Partnerships during the year ended March 31, 2007.


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         The registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    July 2, 2007

        BOSTON FINANCIAL TAX CREDIT FUND VIII LIMITED PARTNERSHIP


        By:  Arch Street VIII, Inc., its managing general partner



        By:        /s/ Melanie M. Lundquist
                   ------------------------------------------
                   Name:  Melanie M. Lundquist
                   Title: Treasurer

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Form 12b-25                                          1